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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
(Name of Subject Company (Issuer))

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
(Name of Filing Persons (Issuer))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

636918302
(CUSIP Number of Class of Securities)

James J. Bigl
President and Chief Executive Officer
National Medical Health Card Systems, Inc.
26 Harbor Park Drive
Port Washington, New York 11050
(516) 626-0007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

With a Copy to:
Steven I. Suzzan, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103
(212) 318-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$50,000,005	$6,335.00

*
For purposes of calculating the Filing Fee, pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the Transaction Value was calculated assuming that 4,545,455 shares of common stock, par value $0.001 are purchased at the tender offer price of $11.00 per share in cash.

**
The filing fee, calculated in accordance with Rule 0-11, is $126.70 per million of the aggregate Transaction Value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,335.00	Filing Party:	National Medical Health Card Systems, Inc.
Form or Registration No.:	5-58937	Date Filed:	February 19, 2004
☒Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.		☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.		☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (this "Schedule TO") filed by National Medical Health Card Systems, Inc., a Delaware corporation ("Health Card") on February 19, 2004. This Schedule TO relates to the offer by Health Card to purchase up to 4,545,455 of the outstanding shares of its common stock, $0.001 par value per share, at a price per share of $11.00, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 19, 2004 (the "Offer to Purchase"), as amended herein, and the related letter of transmittal (the "Letter of Transmittal"), copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO dated February 19, 2004 (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

        The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-7 and Items 9-11 of this Schedule TO.

        Except as provided herein, this Amendment No. 1 does not alter the terms and conditions previously set forth in the Offer to Purchase, and should be read in conjunction with the Offer to Purchase.

Item 8. Interest in Securities of the Subject Company.

        Section 10 of the Offer to Purchase captioned "Information About Our Shares; Interests of Directors and Officers; Transactions and Arrangements Concerning Our Shares" is hereby amended by changing the number of beneficially owned shares included in the table therein for Agnes Hall from 41,666 to 24,670 and Patrick McLaughlin from 62,499 to 41,666. The changes referred to herein were reflected in the Offer to Purchase mailed to Health Card's stockholders.

Item 12.    Exhibits.

(a)(1)(A)	Form of Offer to Purchase, dated February 19, 2004.*
(a)(1)(B)	Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Text of Press Release issued by National Medical Health Card Systems, Inc., dated October 31, 2003.**
(a)(5)(B)	Form of Letter to Stockholders of National Medical Health Card Systems, Inc., dated February 19, 2004, from James J. Bigl, President and Chief Executive Officer of National Medical Health Card Systems, Inc.*
(b)	Not applicable.
(d)(1)	Support Agreement, dated as of October 30, 2003, by and among National Medical Health Card Systems, Inc., Bert E. Brodsky, Bert E. Brodsky Revocable Trust dated May 24, 1999, P.W. Capital Corp., Lee Jared Brodsky, David Craig Brodsky, Jeffrey Holden Brodsky, Jessica Brodsky Miller, the Irrevocable Trusts of each of Lee Jared Brodsky dated January 1, 2002, David Craig Brodsky dated February 1, 2001, Jeffrey Holden Brodsky dated February 1, 2001 and Jessica Brodsky Miller dated February 1, 2001 and New Mountain Partners, L.P.***
(d)(2)	Amended and Restated Preferred Stock Purchase Agreement, dated as of November 26, 2003, by and between National Medical Health Card Systems, Inc. and New Mountain Partners, L.P.***
(d)(3)	Form of Certificate of Designations, Preferences and Rights of the Series A 7% Convertible Preferred Stock, par value $0.10 per share, of National Medical Health Card Systems, Inc.***
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed on Schedule TO-I on February 19, 2004.

**
Previously filed on Schedule TO-C on October 31, 2003.

***
Previously filed as an Annex to Health Card's Proxy Statement on Schedule 14A on February 19, 2004.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
By:	/s/ JAMES J. BIGL Name: James J. Bigl Title: President and Chief Executive Officer

Dated: February 19, 2004

EXHIBIT INDEX

(a)(1)(A)	Form of Offer to Purchase, dated February 19, 2004.*
(a)(1)(B)	Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Text of Press Release issued by National Medical Health Card Systems, Inc., dated October 31, 2003.**
(a)(5)(B)	Form of Letter to Stockholders of National Medical Health Card Systems, Inc., dated February 19, 2004, from James J. Bigl, President and Chief Executive Officer of National Medical Health Card Systems, Inc.*
(b)	Not applicable.
(d)(1)	Support Agreement, dated as of October 30, 2003, by and among National Medical Health Card Systems, Inc., Bert E. Brodsky, Bert E. Brodsky Revocable Trust dated May 24, 1999, P.W. Capital Corp., Lee Jared Brodsky, David Craig Brodsky, Jeffrey Holden Brodsky, Jessica Brodsky Miller, the Irrevocable Trusts of each of Lee Jared Brodsky dated January 1, 2002, David Craig Brodsky dated February 1, 2001, Jeffrey Holden Brodsky dated February 1, 2001 and Jessica Brodsky Miller dated February 1, 2001 and New Mountain Partners, L.P.***
(d)(2)	Amended and Restated Preferred Stock Purchase Agreement, dated as of November 26, 2003, by and between National Medical Health Card Systems, Inc. and New Mountain Partners, L.P. ***
(d)(3)	Form of Certificate of Designations, Preferences and Rights of the Series A 7% Convertible Preferred Stock, par value $0.10 per share, of National Medical Health Card Systems, Inc.***
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed on Schedule TO-I on February 19, 2004.

**
Previously filed on Schedule TO-C on October 31, 2003.

***
Previously filed as an Annex to Health Card's Proxy Statement on Schedule 14A on February 19, 2004.

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EXHIBIT INDEX